October 13, 2022
Via Email

Veena K. Jain
Faegre Drinker Biddle & Reath LLP
320 S Canal St Suite 3300
Chicago, IL 60606

                 Nomura Alternative Income Fund
                 Initial Registration Statement on Form N-2
                 File Nos. 333-267402 and 811-23826

Dear Ms. Jain,

         On September 13, 2022, Nomura Alternative Income Fund (the    Fund   )
filed a
Registration Statement on Form N-2 (the    Registration Statement   ) under the
Securities Act of
1933, as amended (the    1933 Act   ) and the Investment Company Act of 1940,
as amended (the
   1940 Act   ). We have reviewed the filing and have the following comments.
All capitalized
terms not otherwise defined herein have the meaning given to them in the Registration
Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL
1. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
3. We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.
4.     Please tell us if you have presented or will present any    test the
waters    materials to
       potential investors in connection with this offering. If so, please provide us with copies of such materials.
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 2 of 12


PROSPECTUS

Cover page
5. Please disclose that the Fund may invest in below investment grade debt securities
      (commonly referred to as    high yield    securities or    junk bonds
), including securities of
      stressed and distressed issuers.
6. The Prospectus indicates that the Fund will use leverage. Please note this on the cover and identify the form(s) the leverage is expected to take (e.g., credit facilities, reverse
      repurchase agreements etc   ). Please add a cross reference to the
Prospectus disclosure
      regarding the risks associated with a leveraged capital structure. [Item 1.1.j and
      Guidelines to Form N-2, Guide 6.] In the Fund Summary, please add a brief discussion regarding use of leverage, the form(s) the leverage is expected to take, the risks related to
      the Fund   s use of leverage, and a cross reference(s) to the more
fulsome discussion of
      leverage in the Prospectus.
7.    In the paragraph that begins    [t]his Prospectus concisely provides
information that you
      should know . . .    please provide the information required by the
fourth and fifth
      sentences of Item 1.1.d.
8. Please revise the discussion relating to repurchase offers to address the following comments:
          a. that the repurchase offers will be made subject to certain conditions;
          b. the intervals between deadlines for repurchase requests, pricing and repayment;
             and
          c. when the Fund expects to make its initial repurchase offer.
      Please also consider disclosing the current expected percentage of shares to be repurchased.
9.    The last bullet point states    [a]ll or a portion of an annual
distribution may consist solely
      of a return of capital        Please supplementally explain why an annual
distribution would
      consist solely of a return of capital or revise disclosure.

Fund Summary
The Fund and the Shares
10.   The disclosure states that    [t]he Fund has applied for and expects to
receive an exemptive
      order from the SEC with respect to the Fund   s multi-class structure.
Please revise the
      Registration Statement here and elsewhere to remove language regarding
the Fund   s
      expectations with respect to the SEC   s issuance of exemptive relief or
assumptions that
      exemptive relief will be granted (e.g., see Note 4 to the Fund Fees and Expenses table).
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 3 of 12


       In each instance, please ensure that the disclosure includes the statement that there is no assurance that the Fund will be granted the exemptive order.

Investment Objectives and Strategies
11.    The disclosure states that the Fund may invest    through investment
vehicles
       (   Underlying Funds).       Underlying Funds    are defined in Risk
Factors as    mutual funds
       (including money market funds), BDCs, closed-end funds, ETFs and other registered and
       private investment companies.    Please disclose the types of investment
vehicles that
       constitute the defined term    Underlying Funds    the first time the
term is used, and use the
       defined term consistently throughout the Registration Statement.
12.    The Fund may invest in convertible securities (   CoCos   ) as part of
its principal
       investment strategy. Please supplementally inform us of the amount the Fund currently intends to invest in CoCos. If CoCos will be a principal type of investment, please provide a description of CoCos and appropriate risk disclosure in the Prospectus.
13.    The disclosure states that    the Fund normally will have a short to
intermediate average
       portfolio duration   . Please specify how    average portfolio duration
  is measured (e.g.,
       market weighted average duration). In an appropriate location later in the Prospectus, please explain the term and provide an example.

Fees and Expenses
14. The disclosure states that the Investment Management Fee is an annual rate of [ ]%
          based upon the Fund   s average daily net assets.    Please reconcile
with the statement
       under Conflicts of Interest that    the Investment Management Fee is
based on the value of
       the Fund   s assets.    Will the Investment Management Fee be paid on
net assets rather than
       managed assets?

The Offering
15.    The disclosure states that    the Fund, in its sole discretion, may
accept investments below
       these [investment] minimums.    Please include a cross reference to the
disclosure in the
       Prospectus relating to waivers of investment minimums available to certain groups of investors.
16.    The disclosure states that    Shares will generally be offered for
purchase on any day the
       New York Stock Exchange (   NYSE   ) is open for business (each, a
Business Day   ),
       except that Shares may be offered more or less frequently as determined by the Fund in
       its sole discretion.    Please explain in an appropriate location in the
Prospectus what the
       Fund means by    more     frequently    in the statement.

Distribution Policy
17. Please briefly describe the consequences of making distributions from offering proceeds or borrowings.
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 4 of 12


18.   The last sentence includes cross references to sections titled
Distributions    and
         Dividend Reinvestment Plan.    We note that these sections to not
appear in the
      Prospectus.

Repurchase Offers
19. Please revise the discussion to summarize the key features of the Fund s repurchase offers as outlined under Tender Offers/Offers to Repurchase and Tender/Repurchase
      Procedures.

Risk Factors
20. Please briefly summarize the principal risks of an investment in the Fund. [Instruction to
      Item 3.2.]

Fund Fees and Expenses
21.   Note 1 to the table states that    [t]he Fund may impose repurchase fees
of up to 2.00% on
      shares accepted for repurchase that have been held for less than one
year.    Likewise,
      Note 2 states that    [u]nless eligible for a waiver, purchases of $[ ]
or more of Class [ ]
      Shares will be subject to an early withdrawal charge of 1.00% if the shares are
      repurchased during the first 12 months after their purchase.    Please
clarify in the
      disclosure that the Fund will not impose both the repurchase fee referenced in Note 1 and the early withdrawal charge referenced in Note 2 on the same Shares or explain the basis for charging both. Please also revise these statements to clarify that these fees will not be charged until the Fund has received an exemptive order permitting the Fund to charge such fees.
22. Please delete the last two sentences of Note 3. This disclosure is not necessary in the notes to the fee table and is otherwise already disclosed in the
Prospectus.
23. Please add a note to the Fees and Interest Payments on Borrowed Funds line item disclosing the expected form(s) of leverage, and the estimated amount (as a percentage of
      Fund assets) and cost of leverage.
24. Note 6 states that the Fund will bear its pro rata share of the expenses of Private Funds.
      Elsewhere the Fund states that it will invest in Underlying Funds, which are defined in
      Risk Factors as    mutual funds (including money market funds), BDCs,
closed-end funds,
      ETFs and other registered and private investment companies.    Fees and
expenses of all
      underlying investment companies should be reflected in Acquired Fund Fees and
      Expenses. Please supplementally inform us why the Fund singles out Private Funds in this note.
25. Please supplementally confirm that all expenses associated with the identification, selection, monitoring and servicing of portfolio investments, to the extent borne by the
      Fund, are reflected under Other Expenses.
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 5 of 12


26. The expense example assumes that the Expense Limitation and Reimbursement Agreement will remain in effect for two years. The exact term of the agreement is not yet
      disclosed. Please supplementally confirm that the initial term of the Expense Limitation and Reimbursement Agreement will remain in effect for at least two years from the effective date of the Registration Statement.

Investment Objectives and Strategies
27.   The Fund may invest in    public equity    and    equity co-investments.
  Please clarify in
      the disclosure what is meant by these terms.
28. The investment strategy discussion lists various instruments in which the Fund may invest; however, only direct loans are discussed in any detail in the section. If the Fund will focus primarily on direct loans, please revise the strategy discussion throughout to make this intention clear. Otherwise, please disclose the key
characteristics of the Fund   s
      principal investments or revise the section to provide a balanced discussion of all of the
      Fund   s principal investments.
29. With respect to direct loans, if accurate, please make clear that the Fund will originate loans. Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing such loans (to the extent not borne by the borrowers).
      Please also disclose the following:
          a. any limits on loan origination by the Fund, including a description of any limits
             imposed by the Fund   s fundamental investment restrictions (e.g.,
concentration
             limits);
          b. the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower and loan types and geographic location of the
             borrower;
          c. the underwriting standards for the loans;
          d. whether and to what extent the Fund expects to originate subprime loans;
          e. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and
          f. whether the Fund will set up its own online lending platform to originate these loans.
      We may have further comments or questions after reviewing your responses.
30.   Please supplementally disclose the extent of the Fund   s expected
investments in PIK
      instruments and OID securities. We may have further comments based on your response.
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 6 of 12


31. We note that the Principal Risk Factors discuss the risks of investments and strategies that are not disclosed in the investment strategy discussion, including:
(a) borrowing/use
       of leverage; (b) interest rate management; (c) covenant-lite loans; (d) preferred securities;
       (e) the types of Underlying Funds in which the Fund expects to invest;
(f) derivatives,
       including options, swaps, futures contracts, forward agreements and reverse repurchase agreements; (g) hedging of currency risk; (h) warehouses; and (i) co-investments with affiliates. Please revise the investment strategy discussion to ensure that all investments and strategies that are discussed under Principal Risk Factors that are principal investments or strategies of the Fund are discussed in the principal strategies discussion.
       If any of the instruments or strategies discussed under Principal Risk Factors are not principal investments or strategies, please so indicate and move such disclosure to a separate section of the prospectus. [Item 8.4.]

Principal Risk Factors
32. The Principal Risk Factors section is almost 28 pages, divided into three subsections, and comprises more than 40% of the length of the Prospectus.
          a. Please consider revising the risk factors to consolidate overlapping or similarly themed risks. Please group any risks that are not material risks to the Fund in a separately headed subsection or move such risks to the SAI.
          b. Please reorder the risks to prioritize the risks that are most likely to adversely
             affect the Fund   s net asset value, yield and total return. [See
ADI 2019-08 -
             Improving Principal Risks Disclosure.]
       We may have further comments after reviewing the revised disclosure.

33. Please delete the last sentence under Legal, Tax and Regulatory risk. The disclosure should not suggest that the Fund returns could be higher if it did not have to comply with applicable laws.

General Investment-Related Risks
34. Please update Pandemic Risk to reflect recent Federal Reserve actions on interest rates.

Investment Strategy-Specific Investment-Related Risks
35. Please revise the introductory sentence to this section to remove the reference to the SAI
       and replace    some of the specific risks    with    the specific
material risks   .
36.    The Fund discusses follow-on investments under Need For Follow-On
Investments.
       Please supplementally confirm that follow-up funding does not refer to a contractual obligation to make further investment in a company, whether such commitment is unconditional or subject to specified conditions. Also, if the Fund may be prevented
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 7 of 12


      from making certain follow-on investments because it has not received a co-investment exemptive order, please address this in the risk factor.
37. Under Repurchase Offers; Limited Liquidity, Please provide a more fulsome disclosure of
      the risks of the Fund   s share repurchase program including, to the
extent applicable, the
      following risks:
          a. to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares may be a taxable event for shareholders;
          b. repurchase offers may force the Fund to maintain a higher percentage of its assets
             in liquid investments, which may harm the Fund   s investment
performance;
          c. if the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market;
          d. if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income;
          e. use of offering proceeds to fund Share repurchases may constitute a return of
             capital and will lower a shareholder   s tax basis in his or her
shares, and that any
             capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses; and
          f. the Fund may involuntarily repurchase Shares under certain circumstances.
38. The Fund includes Focused Investment Risk. If the Fund intends to focus investment in any particular industry or sector, please identify with specificity and add applicable risk disclosure.
39. Underlying Fund Risk discusses the risk that shares of ETFs and closed-end funds may trade at premiums or discounts to their NAVs. Please add that the bid-ask spread on ETF and closed-end fund shares may widen under the same circumstances. Please also briefly
      explain in the disclosure the terms    premium or discount to NAV    and
  bid-ask spread.
40.   Under Derivative Instruments the disclosure states that the Fund    may
use options,
      swaps, futures contracts, forward agreements, reverse repurchase agreements and other
      similar transactions.    If the    other similar transactions    are
principal investments, please
      specify what these are. If not, please remove the catch-all from the sentence.
41. Please update Derivative Instruments and Segregation and Coverage Risk in this section and Fundamental Policies in the SAI in light of the compliance date for Rule 18f-4 under the 1940 Act and the elimination of SEC guidance on asset segregation to cover derivatives positions.
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 8 of 12


42. Under Foreign Investments, the disclosure states that the Fund may invest in emerging markets. If the Fund will invest significantly in China, please add China-specific risk disclosure.
43. Under RIC-Related Risks of Generating Non-Cash Taxable Income, please add disclosure to address the following comments:
            a. make clear that PIKs are OID securities;
            b. annual distribution requirements may be paid from offering proceeds; and
            c. the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity (because it represents a non-cash component
               of the Fund   s taxable income that must, nevertheless, be
distributed in cash to
               avoid the Fund being subject to corporate level taxation).

Management of the Fund
44.      The disclosure states that the Investment Manager    is responsible
for determining and
         implementing the Fund   s overall investment strategy.    Please
provide a more detailed
         description of the Investment Manager   s duties in this regard.

Investment Management Fees
45.      Please add the statement required by Item 9.1(b)(4).

Administration
46.      Please add    Transfer Agency    to this heading as Ultimus Fund
Solutions, LLC will also
         serve as the Fund   s transfer agent.

Fund Expenses
47. The Fund will bear the fees and expenses in connection with its organization. Please disclose how the expenses will be amortized and the period over which the amortization will occur. [Item 9.1(f).]

Voting
48.      If fractional Shares have fractional voting rights, please so state.

Conflicts of Interest
49. The disclosure identifies the use of leverage as creating a conflict of interest for the
         Investment Manager. We note that the Investment Management Fee is calculated based
         on the    Fund   s average daily net assets    and does not include
assets attributable to
         leverage. Please revise to explain how leverage creates a conflict of interest for the
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 9 of 12


      Investment Manager when assets attributable to leverage are not included for purposes of calculating the Investment Management Fee.

Tender Offers/Offers to Repurchase and Tender/Repurchase Procedures
50. There is no discussion of the Fund conducting tender offers pursuant to rule 13e-4 of the
      Securities Exchange Act of 1934, as amended. To avoid investor confusion, please remove the reference to tender offers from both headings and elsewhere in the
      Prospectus.
51. The two sections contain duplicative and sometime conflicting disclosure. To aid in investor understanding of the repurchase offer mechanics, please consider streamlining the disclosure by consolidating the sections and eliminating duplicative and inconsistent disclosure.
52.   Please add the following information to the discussion:
          a. how and until when shareholders may withdraw or modify their tenders;
          b. how shareholders may ascertain the NAV per share during the period that the repurchase offer is open;
          c. that if the exemptive order is granted, the Fund will/may impose an early repurchase fee of up to 2.00% on Shares accepted for repurchase that have been held for less than one year. That the early repurchase fee will only be imposed if the Fund receives an exemptive order from the SEC permitting imposition of the fee and that there is no assurance that the SEC will grant such relief;

          d. if a repurchase offer is suspended or postponed, the Fund will provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, it will send a new notice to shareholders; and
          e. a cross reference to the discussion of the federal tax consequences to shareholders of the repurchase of Shares.
53. Please consider disclosing the current expected percentage of share to be repurchased and in which months quarterly repurchase offers are expected to occur.
54. The Fund states that it may enter into one or more credit agreements or other similar agreements to, among other things, satisfy repurchase requests from shareholders. If the
      Fund intends to incur debt to finance Share repurchases, please disclose the maximum amount of debt that may be incurred for this purpose and the restrictions on leverage imposed by Rule 23c-3.
55.   The disclosure states that    if a repurchase offer is oversubscribed,
the Fund may offer to
      repurchase additional Shares in an amount determined by the Board that are tendered by
      an estate (an    Estate Offer   )    and    [i]f a Shareholder tenders a
portion of his Shares and
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 10 of 12


        the repurchase of that portion would cause the Shareholder   s account
balance to fall
        below this required minimum of $[ ], the Fund reserves the right to repurchase all of such
        Shareholder   s outstanding Shares.    We note that these adjustment
violate the all holders
        rule. Please remove the disclosure or explain your legal basis for these adjustments.

Transfer of Shares
56. Please confirm that the transfer restrictions disclosed in this section are applicable and if not, revise as necessary.

Credit Facility
57. Please consolidate the discussion under Credit Facility in a new section discussing the
        Fund   s use of leverage generally. Consider moving the new leverage discussion to
        follow Investment Objectives and Strategies. Please ensure that the discussion covers the form(s) of leverage the Fund expects to use, Fund and regulatory limits on the use of leverage, that shareholders will bear all costs and expenses associated with any leverage incurred by the Fund, and a discussion of, or cross-reference to, the risks associated with the use of leverage.
58. Please disclose the material restrictions that the Fund would expect in entering into a credit facility. Please supplementally disclose if the terms of any credit facility are expected to be finalized before the requested date of acceleration. If so, please update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility (which may be redacted in accordance with Form N-2) as an exhibit to the Registration
        Statement.
59. Please supplementally disclose whether the Fund intends to issue senior securities within twelve (12) months of the effective date of this Registration Statement. We may have further comments depending on your response.

Taxes
60.     Please consider adding a discussion of the federal tax treatment of the
Fund   s investments
        in Underlying Funds.

Sales, Exchanges and Redemptions
61. Please revise this section to reflect that the Shares may only be redeemed through the
        Fund   s share repurchase program.

Description of Shares
62.     The disclosure states that the Board may    vary the characteristics of
Class [ ], Class [ ]
        and Class [ ] Shares    and lists examples of the variations that may
be effected by Board
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 11 of 12


       action. Please supplementally explain how the Board may vary the characteristics of existing classes with respect to the variations described in (1), (2), and (5).

Purchasing Shares
63. Please revise the discussion under Purchase Terms to reflect the Fund s operation as a continuously offered fund.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

64.    The staff believes that the Fund   s statement in the last sentence of
the first paragraph
       conflicts with Section 8(b)(1) of the 1940 Act. Please remove the sentence.
65. With respect to the fifth fundamental policy, please disclose that the Fund intends to look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when applying the
       Fund   s concentration policy.
66. Please revise the explanatory note on senior securities in light of the treatment of reverse repurchase agreements, short sales and unfunded commitment agreements under Rule
       18f-4.

PART C
Item 30. Indemnification
67.    Please include the statement required by Rule 484(b)(3) under the 1933
Act.

Signatures
68. We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section
       6(a) of the 1933 Act.
                                            * * * *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
       Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your
 Veena K. Jain
Faegre Drinker Biddle & Reath LLP
October 13, 2022
Page 12 of 12


position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6907 or chooy@sec.gov.
                                                      Sincerely,
                                                      /s/ Yoon Choo
                                                      Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief